FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                          For the month of November, 2006

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)




                           HSBC BANK MALAYSIA BERHAD
        RESULTS FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2006 - HIGHLIGHTS

  - Profit before allowance for losses on loans and financing up 38.1 per cent to MYR782 million for the nine months ended 30 September 2006 (MYR566 million for the same period in 2005).


  - Profit before taxation of MYR706 million for the nine months ended 30 September 2006, MYR132 million or 23.1 per cent higher than the MYR574 million reported for the same period in 2005.


  - Cost efficiency ratio improved to 45.7 per cent from 50.2 per cent for the corresponding period in 2005.

Net interest income for the nine months ended 30 September 2006 was up 21.6 per cent to MYR723 million (MYR594 million for the same period in 2005). This was principally driven by loan growth of MYR3.2 billion, or 14.8 per cent year-on-year. This favourable performance was also attributed to three upward revisions to our base lending rate (BLR) of 25 basis points each in December 2005, February 2006 and April 2006 and the bank's strategy to focus on higher margin products.

Other  operating  income for the nine months ended 30 September  2006  increased
27.6 per cent to MYR594 million (MYR465 million for the same period in 2005). This was supported by:

  - foreign exchange trading profits due to increased hedging activity by corporates, and greater trading opportunities arising from foreign exchange rate volatility; and

  - profit gain from the disposal of a merchant acquiring credit card business in July 2006 to a joint venture between HSBC and Global Payments Inc.

Income from Islamic banking operations rose by 61.2 per cent for the nine months ended 30 September 2006 to MYR123 million (MYR76 million in the same period last year). This was due to growth in the bank's Islamic balance sheet - up MYR1.5 billion, or 38.9 per cent, to MYR5.5 billion compared to the same period last year.

Other operating expenses at MYR658 million (MYR570 million for the nine months ended 30 September 2005) were up 15.4 per cent mainly as a result of higher staff costs as total staff count increased, and higher inter-company expenses.


Allowance for losses on loans and financing was MYR76 million for the nine months ended 30 September 2006 compared to net write-back of MYR7.5 million for the nine months ended September 2005. This was mainly due to significant specific allowance release from a number of large, previously non-performing loans in 2005.

Total assets of MYR40.8 billion at 30 September 2006 grew by MYR4.3 billion,  or
11.6 per cent, compared with MYR36.5 billion at 31 December 2005, mainly attributed to higher loans, advances and financing (up MYR3 billion or 13.8 per cent).

The increase in total assets was primarily funded by customer deposits (up MYR2.4 billion or 8.5 per cent compared to 31 December 2005) as a result of various deposit campaigns run as part of our strategy to grow liabilities.

Zarir J Cama, deputy chairman and CEO of HSBC Bank Malaysia Berhad, said: "HSBC Bank Malaysia Berhad achieved a record profit before tax of MYR706 million in the first nine months of the year, 23 per cent higher than the corresponding period in 2005. This demonstrates the success of our strategies, and I am confident that we can sustain this momentum going forward.

"We are well positioned to tap the business opportunities in areas of growth, amid the fast changing and expanding business environment under the Malaysian Government's liberalisation of the banking industry. We will continue to grow our Islamic banking book and, at the same time, focus on our Takaful business to help position Malaysia as a global Islamic financial centre. During the quarter, we achieved one million credit cards in circulation and we are now one of the top three credit card issuers in Malaysia. We will focus on increasing our revenue by deepening relationships with our existing and new customer base. We will also grow our SME portfolio by offering our clients customised business and trade services.

"In order to drive our business to the next level, we have focused on improving customer service quality, introduced innovative products, enhanced productivity and increased brand visibility."


UNAUDITED CONDENSED BALANCE SHEET AT 30 SEPTEMBER 2006


                                         Group                    Bank
Figures in MYR '000s              30Sep06     31Dec05      30Sep06     31Dec05

Assets

Cash and short-term funds       6,196,863   7,710,602    6,196,863   7,710,602
Securities purchased under
  resale agreements             2,396,431   1,449,760    2,396,431   1,449,760
Deposits and placements
  with banks and other
  financial institutions        1,231,157     479,942    1,231,157     479,942
Securities held-for-trading     1,089,987     703,727    1,089,987     703,727
Securities
  available-for-sale            3,587,203   3,284,735    3,587,203   3,284,735
Loans, advances and
  financing                    24,437,948  21,476,706   24,437,948  21,476,706
Other assets                      565,823     371,825      565,823     371,825
Statutory deposits with
  Bank Negara Malaysia            898,448     698,948      898,448     698,948
Investment in subsidiary
  companies                             -           -           21          21
Property, plant and
  equipment                       302,573     304,916      302,573     304,916
Intangible assets                  21,474       5,228       21,474       5,228
Deferred tax assets                72,000      59,851       72,000      59,851
Total assets                   40,799,907  36,546,240   40,799,928  36,546,261

Liabilities

Deposits from customers        30,720,761  28,317,351   30,720,782  28,317,372
Deposits and placements of
  banks and other financial
  institutions                  2,849,630   1,954,799    2,849,630   1,954,799
Obligations on securities
  sold under repurchased
  agreements                    1,899,921   1,617,617    1,899,921   1,617,617
Bills and acceptances
  payable                         468,419     475,940      468,419     475,940
Other liabilities               1,252,852     942,517    1,252,852     942,517
Recourse obligation on
  loans sold to Cagamas
  Berhad                          923,404     787,931      923,404     787,931
Provision for taxation
  and zakat                        64,723      29,716       64,723      29,716
Total liabilities              38,179,710  34,125,871   38,179,731  34,125,892

Shareholders' funds

Share capital                     114,500     114,500      114,500     114,500
Reserves                        2,505,697   2,155,869    2,505,697   2,155,869
Proposed dividend                       -     150,000            -     150,000
Shareholders' funds             2,620,197   2,420,369    2,620,197   2,420,369

Total liabilities and
  shareholders' funds          40,799,907  36,546,240   40,799,928  36,546,261

Commitments and
  contingencies                63,288,414  47,716,860   63,288,414  47,716,860


                      UNAUDITED CONDENSED INCOME STATEMENT
              FOR THE THIRD QUARTER/PERIOD ENDED 30 SEPTEMBER 2006

                                                 Group and Bank

                                 Third quarter ended          Nine months ended
Figures in MYR '000s            30Sep06      30Sep05       30Sep06      30Sep05

Revenue                         779,309      597,081     2,097,632    1,647,154

Interest income                 465,174      368,905     1,285,463    1,062,897

Interest expense               (211,870)    (164,466)     (562,903)    (468,698)

Net interest income             253,304      204,439       722,560      594,199

Other operating income          231,397      183,080       593,825      465,222

Income from Islamic
  banking operations             49,490       29,681       123,206       76,429

Operating income                534,191      417,200     1,439,591    1,135,850

Other operating expenses       (211,912)    (210,090)     (657,687)    (569,686)

Profit before allowance         322,279      207,110       781,904      566,164

Allowance for losses on
  loans and financing           (29,219)      30,325       (75,761)       7,533

Profit before taxation          293,060      237,435       706,143      573,697

Taxation                        (78,498)     (67,439)     (202,806)    (163,310)

Profit attributable to
  shareholders                  214,562      169,996       503,337      410,387

Earnings per MYR0.50
  ordinary share
- basic/diluted                93.7 sen     74.2 sen     219.8 sen    179.2 sen

Dividends per MYR0.50
  ordinary share (net)
- paid in respect of
  prior year                          -            -      65.5 sen     43.7 sen
- interim dividend paid        65.5 sen     52.4 sen      65.5 sen     52.4 sen


Remarks:

1. Change in Accounting Policy

During the nine months ended 30 September 2006, the bank adopted a new accounting standard, FRS2 on Share-based Payment. FRS2 requires companies to adopt a fair-value-based method of accounting for share-based compensation plans which takes into account vesting conditions related to market performance, for example total shareholder return. Under this method, compensation cost is measured at the date of grant based on the assessed value of the award and is recognised over the service period, which is usually the vesting period. The fair value of share options granted is to be recognised in the income statement.

The change in accounting policy has been accounted for by restating comparatives as disclosed in note 2 (a).

2. Comparative Figures

The presentation and classification of items in the current third quarter financial statements have been consistent with the previous financial period/ year except for the following:


(a) Changes in accounting policy explained in note 1.


                            Group                      Bank
                                        As                        As
                                previously           As   previously
                  As restated       stated     restated       stated
                       RM'000       RM'000       RM'000       RM'000
Balance sheet
  at31Dec05
Securities
  available
  -for-sale         3,284,735    3,277,490    3,284,735    3,277,490
Other assets          371,825      376,829      371,825      376,829
Deferred tax asset     59,851       53,547       59,851       53,547
Other liabilities     942,517      917,761      942,517      917,761
Reserves            2,155,869    2,172,080    2,155,869    2,172,080



                                                    Group and Bank
                                                                      As
                                                      As      previously
                                                restated          stated
                                                  RM'000          RM'000
Income statement for the third
  financial quarter
  ended 30Sept05
Other operating expenses                         569,686         562,454
Profit before allowance                          566,164         573,396
Profit before taxation                           573,697         580,929
Profit attributable to
  shareholders                                   410,387         415,594
Earnings per RM0.50 share                      179.2 sen       181.5 sen


(b) Reclassification to conform the current years' presentation.

                                                    Group and Bank
                                                                    As
                                                       As   previously
                                                 restated       stated
                                                   RM'000       RM'000
Balance sheet at 31Dec05
Property, plant and equipment                     304,916      310,144
Intangible assets                                   5,228            -



                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  20 November, 2006